Exhibit 99.1

LZ TECHNOLOGY HOLDINGS LIMITED

LZ TECHNOLOGY HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$ Note2 (d)
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	4,150	15,937	2,225
Accounts receivable, net	223,357	434,305	60,627
Advance to suppliers	9,623	19,959	2,787
Prepaid expenses and other current assets, net	11,069	9,075	1,267
Due from related parties	29,963	14,183	1,980
Total current assets	278,162	493,459	68,886

Non-current assets
Property and equipment, net	16,597	11,993	1,674
Deferred offering costs	6,122	-	-
Operating lease right-of-use assets	2,596	2,335	326
Intangible assets, net	2,134	1,660	232
Other non-current assets	-	2,500	349
Total non-current assets	27,449	18,488	2,581

TOTAL ASSETS	305,611	511,947	71,467

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	31,704	27,091	3,782
Accounts payable	181,096	377,290	52,668
Accounts payable-a related party	1,089	871	122
Contract liabilities	940	1,474	206
Accrued expenses and other current liabilities	19,138	30,429	4,248
Due to related parties	229	271	38
Lease liability – current	457	482	67
Total current liabilities	234,653	437,908	61,131

Non-current liabilities
Deferred tax liabilities, net	626	1,917	268
Long-term Loan	667	-	-
Lease liability – non-current	2,226	2,000	279
Total non-current liabilities	3,519	3,917	547

TOTAL LIABILITIES	238,172	441,825	61,678

Commitments and contingencies (Note 12)

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 80,000,000 Class A ordinary shares authorized, 22,500,000 and 22,500,000 Class A ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)*	4	4	1
Class B ordinary shares (par value of US$0.000025 per share; 1,880,000,000 Class B ordinary shares authorized, 127,500,000 and 129,570,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)*	23	23	3
Additional paid in capital	220,285	266,623	37,219
Accumulated deficit	(155,215)	(198,484)	(27,707)
Total LZ Technology Holdings Limited (the “Company” or “LZ Technology”) shareholders’ equity	65,097	68,166	9,516
Non-controlling interests	2,342	1,956	273
Total shareholders’ equity	67,439	70,122	9,789

TOTAL LIABILITIES AND EQUITY	305,611	511,947	71,467

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share and per share data or otherwise noted)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$ Note 2 (d)
Revenues:
Revenues from services-third parties	303,465	357,262	49,872
Revenues from sales of products-third parties	145,374	56,660	7,909
Total revenues	448,839	413,922	57,781
Cost of revenues:
Cost of services- third parties	(289,744)	(344,963)	(48,155)
Cost of goods sold-third parties	(141,567)	(56,717)	(7,918)
Total Cost of revenues	(431,311)	(401,680)	(56,073)
Gross profit	17,528	12,242	1,708

Operating expenses
Selling and marketing expenses	(4,934)	(21,850)	(3,050)
General and administrative expenses	(5,833)	(20,398)	(2,847)
Research and development expenses	(2,388)	(11,593)	(1,618)
Total operating expenses	(13,155)	(53,841)	(7,515)

Operating profit (loss)	4,373	(41,599)	(5,807)

Other income (loss), net
Financial expenses, net	(298)	(354)	(49)
Other income (loss), net	720	(400)	(56)
Total other income (loss), net	422	(754)	(105)

Income (loss) before income tax expenses	4,795	(42,353)	(5,912)
Income tax expenses	(2,612)	(1,302)	(182)
Net income (loss)	2,183	(43,655)	(6,094)
Deemed distribution	(2,146)	-	-
Less: net income (loss) attributable to non-controlling interests	648	(386)	(54)
Net loss attributable to the Company’s ordinary shareholders	(611)	(43,269)	(6,040)

Total comprehensive income (loss)	37	(43,655)	(6,094)
Less: total comprehensive income (loss) attributable to non-controlling interests	648	(386)	(54)
Comprehensive loss attributable to the Company	(611)	(43,269)	(6,040)

Net loss per share - Basic and diluted	(0.00)	(0.29)	(0.04)

Weighted average shares outstanding used in calculating basic and diluted loss per share	146,127,249	151,390,276	151,390,276

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated	Total LZ Technology shareholders’	Non-controlling	Total
	Share*	Amount	Share*	Amount	capital	Deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	21,791,187	4	123,354,611	22	218,284	(160,757)	57,553	4,114	61,667
Net income						1,535	1,535	648	2,183
Issuance of shares in exchange for repurchase of non-controlling interests	708,813	-	4,145,389	1	2,018	(2,146)	(127)	(2,022)	(2,149)
Balance as of June 30, 2024 (Unaudited)	22,500,000	4	127,500,000	23	220,302	(161,368)	58,961	2,740	61,701

Balance as of December 31, 2024	22,500,000	4	127,500,000	23	220,285	(155,215)	65,097	2,342	67,439
Net loss	-	-	-	-	-	(43,269)	(43,269)	(386)	(43,655)
Issuance of ordinary shares upon IPO	-	-	2,070,000	-	60,242	-	60,242		60,242
Offering costs	-	-	-	-	(13,904)	-	(13,904)	-	(13,904)
Balance as of June 30, 2025 (Unaudited)	22,500,000	4	129,570,000	23	266,623	(198,484)	68,166	1,956	70,122
Balance as of June 30, 2025(US$)	22,500,000	1	129,570,000	3	37,219	(27,707)	9,516	273	9,789

*	Ordinary shares and shares data are presented on a retroactive basis to reflect the reorganization (Note 1(b)) and the Share Subdivision and the Share Surrender implemented on July 15, 2024 (Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data or otherwise noted)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$ Note 2 (d)
Cash flows from operating activities:
Net income (loss)	2,183	(43,655)	(6,094)
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for credit losses	465	589	82
Depreciation and amortization	5,177	4,712	658
Amortization of operating lease right-of-use asset	-	311	43
Loss from disposal of property, equipment and software	-	466	65
Deferred income taxes	2,500	1,291	180
Changes in operating assets and liabilities:			-
Accounts receivable, net	(64,174)	(211,537)	(29,529)
Advance to suppliers	(9,658)	(10,336)	(1,443)
Prepaid expenses and other current assets, net	(5,225)	1,995	278
Due from related parties	-	217	30
Accounts payable	58,538	196,194	27,388
Accounts payable- a related party	-	(218)	(30)
Contract liabilities	6,277	534	75
Accrued expenses and other current liabilities	8,710	11,289	1,577
Operating lease liabilities	-	(251)	(35)
Due to related parties	109	127	18
Net cash provided by/ (used in) operating activities	4,902	(48,272)	(6,737)

Cash flows from investing activities:
Purchase of property and equipment, net	-	(100)	(14)
Purchases of Long-term investments	-	(2,500)	(349)
Loans to related parties	(38,476)	(26,447)	(3,692)
Collection of loans to related parties	31,491	37,452	5,228
Net cash (used in)/ provided by investing activities	(6,985)	8,405	1,173

Cash flows from financing activities:
Proceeds from borrowings	8,109	10,000	1,396
Repayments of borrowings	(4,981)	(10,721)	(1,497)
Payment for deferred offering cost	(1,217)	(7,782)	(1,086)
Proceeds of loans from related parties	13,512	21,290	2,972
Repayment of loans from related parties	(17,700)	(21,375)	(2,984)
Deemed distribution to one shareholder	(2,146)	-	-
Proceeds from IPO	-	60,242	8,409
Net cash (used in)/provided by financing activities	(4,423)	51,654	7,210

Net (decrease)/ increase in cash and cash equivalents:	(6,506)	11,787	1,646
Cash and cash equivalents at the beginning of the period	10,776	4,150	579
Cash and cash equivalents at the end of the period	4,270	15,937	2,225

Supplemental disclosure of cash flow information:
Income tax paid	89	98	14
Interest paid	279	341	48

Supplemental schedule of non-cash financing activities:
Repayments of short-term borrowings by a related party on behalf of the Company	-	4,558	636
Issuance of shares in exchange for repurchase of non-controlling interests	2,022	-	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LZ TECHNOLOGY HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	Organization and principal activities

(a)	Principal activities

LZ Technology Holdings Limited (“LZ Technology”, “Company”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on November 30, 2022. The Company is a holding company and conducts its businesses primarily through its subsidiaries (collectively, the “Group”). The Group is an integrated advertising and promotion service provider with principal operations and geographic markets in the People’s Republic of China (“PRC”).

(b)	Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company incorporated Dongrun Technology Holdings Limited (“Dongrun Technology”) under the laws of British Virgin Islands, as its direct wholly-owned subsidiary, on December 5, 2022. Mr. Zhang Andong incorporated LZ Digital Technology Group Limited (“LZ Digital”) under the laws of Hong Kong, PRC, on November 21, 2022. On March 10, 2023, Mr. Zhang Andong transferred 100% of his shares in LZ Digital to Dongrun Technology and the Company controls LZ Digital through Dongrun Technology since then.

On January 13, 2023, LZ Digital directly invested in Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (“LZ Menhu”), as its direct wholly-owned subsidiary. On June 23, 2023, shareholders of Lianzhang Portal Internet Technology Co.,Ltd (“Lianzhang Portal”) transfer 93.70% of equity interests to LZ Menhu and the Company controls Lianzhang Portal and its subsidiaries since then.

Due to the fact that the Company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization completed in August 2023, as described above, the reorganization was accounted for as a recapitalization. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

In May 2024, Dongling Technology Co., Ltd. (“Dongling Technology”) transferred 3.15% of equity interest in Lianzhang Portal to LZ Menhu. Upon completion, the Group holds 96.85% of Lianzhang Portal.

As of June 30, 2025, the Company’s principal subsidiaries are as follows.

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Main subsidiaries:

Dongrun Technology	December 5, 2022	British Virgin Islands	100%	Investment holding
LZ Digital	November 30, 2022	Hong Kong	100%	Investment holding
LZ Menhu	January 13, 2023	PRC	100%	Investment holding
Lianzhang Portal	September 10, 2014	PRC	96.85%	Advertising and Technical service
Xiamen Lianzhang Media Co.,Ltd (“Xiamen Media”)	October 05, 2014	PRC	96.85%	Advertising promotion service
Lianzhang Media Co., Ltd	January 16, 2018	PRC	96.85%	Advertising promotion service
Xiamen Lianzhanghui Intelligent Technology Co.,Ltd	October 31, 2014	PRC	96.85%	Retail sales and sales of devices
Xiamen Lianzhang Cultural Tourism Development Co., Ltd (formerly known as Xiamen Infinitism Internet Technology Co.,Ltd)	August 16, 2021	PRC	96.85%	Retail sales and E-commerce promotion service
Xiamen Lianzhuang Investment Co., Ltd. (formerly known as Xiamen Finitism Internet Technology Co.,Ltd)	April 7, 2022	PRC	96.85%	Retail sales and E-commerce promotion service
Lianzhang Digital Technology (Xiamen) Co., Ltd	May 6, 2023	PRC	96.85%	Retail sales and Tourism service
Lianzhang New Community Construction and Development(Jiangsu) Co.,Ltd	June 21, 2018	PRC	77.48%	Retail sales and sales of devices

2.	Summary of significant accounting policies

(a)	Basis of presentation

The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying unaudited condensed consolidated financial statements are summarized below. All amounts, except for share, per share data or otherwise noted, are rounded to the nearest thousand. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the registration statements for the fiscal years ended December 31, 2023 and 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results for the full year.

(b)	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Group have been eliminated upon consolidation. All intercompany transactions and balances among the Group have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to revenue recognition, allowance for credit losses, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(d)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB7.1636, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(e)	Accounts receivable, net

Accounts receivable, net are stated at their net estimated realizable value. Accounts receivable is recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The allowance for credit losses as of December 31, 2024 and June 30, 2025 was RMB1,996 and RMB2,585, respectively.

(f)	Long-term investment

The Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”).

Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income, if any.

In June 2025, the Group entered into an agreement with Mimus Technology (Hangzhou) Co., Ltd (“Mimus Technology”) to acquired 2.5% equity interest in Mimus Technology for a total consideration of RMB5,000. As of June 30, 2025, the Group had made an initial payment of RMB2,500, and the remaining RMB2,500 was paid following the completion of the relevant registration formalities in September 2025, upon which the Group obtained the 2.5% equity interest in Mimus Technology. As the acquisition was completed in September 2025, the initial payment of RMB2,500 is recorded as “other non-current assets” in the Group’s unaudited condensed consolidated balance sheet as of June 30, 2025.

(g)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2024 and June 30, 2025.

(h)	Revenue recognition

The Group’s revenues are mainly generated from Out-of-Home Advertising and Local Life services.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Group applies the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of significant performance obligations and the application of ASC 606 to the Group’s revenue arrangements are discussed in further detail below.

Out-of-Home Advertising

The Group primarily generates revenues from providing Out-of-Home Advertising (i.e. advertising promotion) by displaying advertisements in its own community access control devices (“Channel One”) or via other channels provided by subcontractors (“Channel Two”). The arrangements might include advertising only on Channel One, or on both. The customers can benefit from advertising promotion provided through each channel promised in the contract on their own. Besides, the Group’s promise to perform services through each channel is separately identifiable from other promises in the contract. Therefore, Channel One and Channel Two are considered distinct and should be regarded as two performance obligations. The Group generates revenues by rendering advertising promotion services according to the specific advertising location, time and media agreed in the advertising release plan. The customer can simultaneously receive and consume the benefits provided by the Group during the scheduled period. Therefore, the Group recognizes revenue generated from Out-of-Home Advertising service over a period in time. The Group uses a time-elapsed basis ratably over the period from the beginning to the end of the advertising schedule, to measure progress as the fees are fixed for each advertising schedule and the advertisements are displayed evenly throughout the advertising schedule. The Group applies the expected cost plus a margin approach to estimate the standalone selling price for each performance obligation as there is no directly observable standalone selling price or similar market selling price. No significant returns, refund and other similar obligations during each reporting period.

For the six months ended June 30, 2024 and 2025, the revenue generated from Channel One amounted to RMB 86,710 and RMB12,023, respectively. For the six months ended June 30, 2024 and 2025, the revenue generated from Channel Two amounted to RMB215,666 and RMB344,870, respectively.

The Group considers itself the principal for transactions and recognizes revenues on a gross basis due to the Group’s: i) direct engagement with the customer and having sole responsibility for fulfilling the promises to provide advertising promotion, as well as its ability to subcontract based on its arrangements with or display effect requirement of the customers; ii) control of establishing the transaction price, irrespective of subcontracting costs; iii) being liable for the actions of the subcontractors for unsatisfied deliverables, including services performed by subcontractors; and iv) payment being paid to subcontractors regardless of receipt from customers.

Local Life-Retail Sales

Local Life-Retail Sales include sales of 1) Right to hotel service and 2) diversified products such as alcohol, sugar, eggs, meat, fruits, vegetables, and so on.

Sales of vouchers of hotel service

The Group sells vouchers of hotel service the Group owns. Such business has only one performance obligation, which is to transfer control of the vouchers of hotel service to the customer. The price for each voucher is fixed. The hotel vouchers are non-refundable once the order has been confirmed. The Group recognizes revenue from sales of vouchers of hotel service at a point in time when an order is confirmed and the vouchers have been transferred to the customer.

No significant returns, refund and other similar obligations during each reporting period.

The Group acts as a principal for sales of vouchers of hotel service, which is because, i) The Group is primarily responsible to ensure that the end users of the customer can use vouchers and enjoy corresponding services unobstructed; ii) The Group bears inventory risk of the vouchers and the Group can direct the use of vouchers before transferring it to the customer. Before sales of the vouchers, the Group enters into purchase agreements with suppliers of providing the underlying hotel service, which defined a minimum quantity of vouchers the Group is required to purchase and the Group faces penalty for not meeting the minimum required purchase quantity. Any losses resulted from expired vouchers are borne by the Group as well; iii) The Group has the discretion in setting up the price of the vouchers.

Sales of hotel room

The Group enters into buyout or pre-control agreements with hotels to obtain the right to use rooms for specific periods, which are then sold to end customers through its own platform or other partner channels. This business involves one performance obligation, which is to transfer control of the booked room to the customer and ensure their smooth check-in after order payment is completed.

The price of each booking is determined based on market supply and demand as well as dynamic pricing models. Once a customer places an order and completes payment, the transaction price becomes fixed and non-refundable (except in special circumstances). Therefore, during each reporting period, there are generally no significant returns, refunds, or similar obligations, and accordingly, the transaction price does not include material variable consideration.

The Group acts as the principal in the sale of hotel block rooms, bearing the responsibility for ensuring customers’ successful check-in, and holds the pricing authority as well as inventory risk related to the rooms. Revenue is recognized at the point in time when the customer completes the check-in process, at which point the full revenue from the sale of hotel block rooms is recognized.

The Group has discretion in setting the prices of the block room products.

Sales of diversified products

There is only one performance obligation which is to provide customers with the specific products explicitly stated in a sales contract at a fixed price. The Group recognizes revenue at a point in time when the control of the products is transferred to the customer upon the customer’s acceptance of products. The Group only provides assurance warranty for return and exchange for goods with quality issue within 7 days after the customer receives the goods and such promise is within the general requirement of the industry and cannot be purchased separately. No significant returns, refund and other similar obligations during each reporting period.

The Group determines whether it acts as principal or agent for sales of products on a case-by-case basis.

The Group acts as agent when the Group does not obtain control of the products at any time during the sales of the products.

The Group acts as principal for transactions and recognizes revenues on a gross basis when i) The Group is primarily responsible for ensuring the products that meet agreed-upon requirements; ii) The Group bears inventory risk, because the Group can direct the use of products before transferring it to the customer. Before sales of products, the Group enters into purchase agreements with suppliers of the products, which the Group undertook purchase obligations to certain quantity of products and faced penalty for not meeting the minimum quantity. Also, the Group is responsible for any damages during transit and decline in value; iii) The Group has the discretion in setting up the price, instead of accepting a fixed percentage of transaction amount imposed by the supplier.

For the six months ended June 30, 2024 and 2025, the gross revenue from product sales amounted to RMB145,251 and RMB56,640, respectively. For the six months ended June 30, 2024 and 2025, revenues generated from sales of products on net basis were RMB123 and nil, respectively.

Local Life-E-commerce promotion services

The Group also generates revenues by providing e-commerce promotion service to merchants through different channels operated by the Group, such as (1) WeChat mini programs operated by Henduoka and (2) self-owned official accounts on the third party’s platforms like WeChat or TikTok. For this type of service, the Group only identifies one performance obligation, which is to assist merchants to promote the sales of vouchers through e-commerce platforms, as services provided within each contract are considered a series of distinct goods that are substantially the same and that have the same pattern of transfer to customers. The Group adopts the practical expedient that allows it to recognize revenue in the amount to which the Group has a right to invoice the customer, as that amount corresponds directly with the value to the customer of the Group’s performance completed to date. No significant returns, refund and other similar obligations during each reporting period.

The Group considers itself the agent as (i) the inventory risk is controlled by the merchant, and (ii) the pricing right of the vouchers sold is controlled by the merchant. Therefore, such revenues are reported on a net basis, which are recognized based on a pre-determined percentage of the selling price for the merchandise purchased using redeemed vouchers (the fees earned from the merchant).

Others

The Group also provides other services including tourism service, software development, devices sales, advertisement design and production, operation service for the merchants’ online account and so on. The Group mainly recognizes the revenue at the fixed price at the time when the performance obligation is satisfied.

	For the six months ended June 30,
	2024	2025
	RMB	RMB
	(Unaudited)
Revenue type:
Out of Home Advertising	302,376	356,893
Local Life - Retail Sales	145,374	56,640
Local Life (non-retail)	127	22
Others	962	367
Total	448,839	413,922

Contract balances

Timing of revenue recognition may differ from the timing of invoicing the customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2024 and June 30, 2025.

Contract liabilities represent the obligation to transfer goods or services to customers for which consideration has already been received. Contract liabilities of the Group mainly consist of advance payments from customers related to advertising services.

As of December 31, 2024 and June 30, 2025, the Group recorded contract liabilities of RMB940 and RMB1,474, respectively, relating to such customer prepayments. These balances are expected to be recognized as revenue within the next 12 months.

Contract liabilities of RMB3,734 and RMB467 as of December 31, 2023 and 2024 were recognized as revenues in the six months ended June 30, 2024 and 2025, respectively.

All outstanding performance obligations as of June 30, 2025 are expected to be satisfied within 12 months and do not contain a significant financing component.

(i)	Income taxes

The Group accounts for current income taxes in accordance with the laws and regulations of the relevant tax jurisdictions. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred income tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions and unrecognized tax benefits at December 31, 2024 and June 30, 2025, respectively.

ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not recognize any interest and penalties associated with uncertain tax positions for the six months ended June 30, 2024 and 2025, respectively, as there were no uncertain tax positions.

The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($13,959). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

(j)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker(“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280):Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective beginning on this annual report for the year ended December 31, 2024, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to the financial position or results of operations, as the requirements impact only segment reporting disclosures in the notes to financial statements.

The Group’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment as defined by ASC 280. The single reportable segment contains revenues derived from Out-of-Home Advertising revenues, Local Life – E-Commerce Promotion revenues, Local Life – Retail Sales revenues and Other Revenues. Although the Group derives revenue mainly from these kinds of services, services provided are essentially similar using the aggregation criteria in ASC 280-10-50-11, therefore, they are reported in a single reportable segment.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As all of the Group’s revenues were generated from customers in China and all of the Group’s long-lived assets are located in the China, no geographical segments are presented. The CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net loss. There is no reconciling items or adjustments between segment loss and net (loss) income as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

(k)	Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)-improvements to Income Tax Disclosures ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The amended guidance clarifies how an entity should determine whether a profits interest or similar award is within the scope of Topic 718. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2024, and interim periods within those annual periods, with early adoption permitted. The Group has not early adopted this standard and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Group does not expect to adopt ASU No. 2024-03 early and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets. It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	Accounts receivable, net

The accounts receivable, net consists of the following:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Accounts receivables	225,353	436,890
Less: allowance for credit losses	(1,996)	(2,585)
Total accounts receivable, net	223,357	434,305

The movements in the allowance for credit losses were as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	(931)	(1,996)
Addition in allowance for credit losses	(465)	(589)
Balance at the end of the period	(1,396)	(2,585)

The Group’s recognized credit losses were RMB465 and RMB589 for the six months ended June 30, 2024 and 2025, respectively.

4.	Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net consist of the following:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Deductible input tax	4,355	5,689
Prepaid expenses (1)	1,504	823
Deposits	106	293
Receivable from third party	5,490	2,723
Others	160	93
Subtotal	11,615	9,621
Less: Allowance for credit losses (2)	(546)	(546)
Total prepaid expenses and other current assets, net	11,069	9,075

(1)	Prepaid expenses mainly represent prepaid commissions for promotion services, rent, communication expenses, maintenance premiums, and other expenses related to the daily operation of the enterprise.

(2)	The credit loss provision primarily includes advertising expenses that cannot be recovered and compensation claims. No additional provision was made for six months ended June 30, 2024 and 2025.

5.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Machinery and equipment	42,350	37,555
Office equipment	3,158	3,216
Vehicles	713	713
Leasehold improvements	1,337	1,337
Total cost	47,558	42,821
Less: Accumulated depreciation	(30,899)	(30,632)
Less: Amortization of leasehold improvements	(62)	(196)
Total property and Equipment, net	16,597	11,993

(1)	The balance includes community access control equipment that has been installed but not yet sold.

(2)	Depreciation expense was RMB3,585 and RMB4,104 for the six months ended June 30, 2024 and 2025, respectively. Amortization of leasehold improvements was nil and RMB134 for the six months ended June 30, 2024 and 2025.

6.	Operating lease

The Group has several lease agreements whereby the Group agreed to lease offices in the PRC. The Group measured and recorded right-of-use asset and corresponding operating lease liability at the lease commencement date.

The Group has made operating lease payments in the amount of nil and RMB251 for the six months ended June 30, 2024 and 2025, respectively. Rental expenses charged to operations, which differs from rent paid due to rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the six months ended June 30, 2024 and 2025, the Group incurred operating lease expenses amounted to nil and RMB311, respectively.

The following table summarizes the classification of right-of-use assets and lease liabilities in the Group’s consolidated balance sheets:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Cost	2,813	2,813
Accumulated amortization	(217)	(478)
Right of use assets, net	2,596	2,335

Lease liabilities consist of the following:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Current
Lease liabilities	457	482
Non-current
Lease liabilities	2,226	2,000
Total lease liabilities	2,683	2,482

	For the six months ended June 30,
	2024	2025
	RMB	RMB
	（Unaudited）
Weighted discount rate for the operating lease	-	3.85%
Weighted average remaining lease term	-	4.0

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30, 2025:

Amount
For the six months ended June 30, 2025	RMB
Remainder of 2025	301
2026	588
2027	682
2028	722
2029	395
Total lease payments	2,688
Less: imputed interest	(206)
Total lease liabilities, net of interest	2,482

7.	Short-term borrowings

The balance of short-term borrowings as of December 31, 2024 and June 30, 2025, were as follows:

(1)	Short-term borrowings from banks

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Short-term borrowings
Industrial Bank Co., Ltd. Xiamen Branch (a)	10,000	10,000
Agricultural Bank of China, Xiamen Software Park Sub-branch (b)	10,000	10,000
China Construction Bank Corporation Limited Shanghai Jiading Sub-Branch (c)	2,109	2,108
Subtotal – Bank Loans	22,109	22,108

Short-term borrowings from several third-party investors (the “Investors”)	9,595	4,983

Total	31,704	27,091

Short-term borrowings from banks represent amounts due to various banks to be matured within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes.

(a)

On June 21, 2024, the Group entered into two one-year loan agreements with Industrial Bank Co., Ltd Xiamen Branch for RMB3,000 each, bearing interest at the one-year LPR of 3.45% with an upward floating spread of 0.4%.

On September 14, 2024, the Group entered into a one-year loan agreement with the same bank for RMB4,000, bearing interest at the one-year LPR of 3.35% with an upward floating spread of 0.25%. These loans were fully repaid in June 2025.

On June 17, 2025, the Group entered into three new one-year loan agreements with the same bank, including one loan of RMB4,000 and two loans of RMB3,000 each, all bearing interest at the one-year LPR of 3.0%. The Company’s chairman, Mr. Zhang Andong, and his spouse, Ms. Zhang Hongling, provided personal guarantees for these borrowings.

All the above loans remained outstanding as of June 30, 2025, and are scheduled to be repaid upon maturity.

(b)	On August 30, 2023, the Group entered into a facility agreement with Agricultural Bank of China, Xiamen Software Branch, for a total amount of RMB10,000, with a validity period of ten years from August 30, 2023 to August 29, 2033. Under the facility, the term of each individual borrowing shall not exceed one year. The effective LPR interest rate was 3.45% and floating downward by 0.05%. The Group drew borrowings of RMB1,750, RMB3,200, and RMB5,050, respectively, from September 2nd to 4th, 2024. The spouse of the Company’s chairman, Ms. Zhang Hongling, provided personal guarantees for these borrowings. All such loans remained outstanding as of June 30, 2025 and are expected to be repaid upon maturity.

(c)	On March 5, 2024, the Group entered into a one-year loan agreement with China Construction Bank Corporation Limited Shanghai Jiading Sub-Branch of RMB2,109 with an LPR interest rate of 3.45% and floating upward by 0.5%. The Group repaid RMB1 in March 2025. As of June 30, 2025, the outstanding balance was RMB2,108. The Group has arranged with the bank to facilitate the payment of the outstanding balance in November 2025.

Interest expenses were RMB298 and RMB398 for short-term borrowings for the six months ended June 30, 2024 and 2025. The weighted average interest rates of bank borrowings were 3.8% and 1.8% per annum as of December 31, 2024 and June 30, 2025, respectively.

(2)	Short-term borrowings from third-party cooperators

In 2020 and 2021, the Group entered into joint operating agreements with 89 third-party companies facilitated by an investment institution named Tianjiu Shared Intelligent Enterprise Service (“Tianjiu”), who was responsible for brand promotion and identifying parties with whom the Group could cooperate with to provide advertising promotion services to customers (“Cooperators”), which resulted in generating a total of RMB95,790, which is equal to the amount of cash received under the joint operating agreements (the “Original Subscription Amount”). Under the joint operating agreements, (i) Cooperators purchased community access control devices (the “Devices”) from the Group; (ii) the Group operated the Devices for the Cooperators, including equipment installation, providing technical support, running advertisements, equipment maintenance and so on; (iii) joint operating agreements were valid for five years; (iv) the Cooperators should pay the price of the device in full (the “Original Subscription Amount”) at the beginning of the cooperation period; and (v) the Cooperators and the Group shared revenues generated from the Devices.

The Group considers the funds, in substance, as interest-free investments payable to the Cooperators on their demand based on the following reasons: i) the Cooperators signed the joint operating agreements with the intention to invest in the Group; ii) the Group maintains the control over the Devices and enjoy the economic benefits of the Devices; iii) the Group repaid the Original Subscription Amount in the form of revenue sharing distribution. No conversion feature nor redemption feature was specified in the joint operating agreements. Therefore, the Group recognized the Original Subscription Amount as liabilities and classified as short-term borrowing as of December 31, 2024 and June 30, 2025. There was no revenue recognized for the sale of Devices as the control of Devices has never been transferred to the Cooperators but resided within the Group as machinery equity. Instead, the proceeds received was accounted for as short-term borrowings, which were expected to be repaid or to be converted into equity, on the demand of the Cooperators.

In 2022, 45 of the Cooperators decided to terminate their joint operating agreements, and among which 41 (the “Investors”) entered into investment agreements (the “Investment Agreements”) with the Group and its shareholder, and 4 needed to be repaid with the Original Subscription Amount. Under the Investment Agreements, the Investors would invest in the Group in exchange for equity interests of the Group, directly or indirectly. The total amount of investment was RMB37,831, in exchange for 4.119% equity interests of the Group. As part of the Investment Agreement, the Group would retain the ownership of the Devices from the Investors.

In 2023, 20 of the Cooperators decided to terminate their joint operating agreements and invested into the Group in exchange for 1.74% equity interests of the Group indirectly. Among them, 8 Cooperators have completed the investment and total amount of RMB5,449 was invested into the Group’s equity, and 12 Cooperators purchased shares from an existing shareholder who indirectly holds equity interests of the Group. The Group repaid the short-term borrowings by paying the share transfer consideration of RMB8,277 to the existing shareholder on behalf of the 12 Cooperators in 2023.

In 2024, eight additional partners elected to terminate their joint operation agreements and made indirect equity investments in the Group. The equity interests were acquired from existing shareholders, and the Group paid RMB4,588 on behalf of these partners to settle the corresponding short-term borrowings.

For the six months ended June 30, 2025, nine partners elected to terminate their joint operation agreements and made indirect equity investments in the Group. The equity interests were acquired from existing shareholders, and the Group paid RMB4,558 on behalf of these partners to settle the corresponding short-term borrowings.

As of June 30, 2025, seven partners had yet to sign the investment or termination agreements. As of June 30, 2025, the Group had repaid a total of RMB60,703 of the initial subscription amount, for reduction of the borrowings.

8.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Accrued service fees(1)	2,034	2,085
Payables to employees	13	6
Accrued payroll and welfare	807	676
Other tax payables(2)	12,932	25,470
Deposit payables	155	155
Payables for equipment(3)	2,929	1,859
Others(4)	268	178
Total accrued expenses and other current liabilities	19,138	30,429

(1)	Accrued service fees represent service fees mainly includes professional services expenses, information technology service expenses and other expenses related to the daily operation.

(2)	Other tax payable mainly includes accrued output VAT payable.

(3)	Equipment-related accounts payable primarily cover operation and maintenance costs and service charges.

(4)	Others mainly including daily reimbursement expenses.

9.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024 and June 30, 2025:

Names of related parties (in English)	Relationship
Xiamen Yinshan Longchang Investment Partnership (Limited Partnership)	Shareholder of the Company
Cheng’s Investment Group Co., LTD. (Hainan)	Shareholder of the Company
Tianjiu Shared Intelligent Enterprise Service	Shareholder of the Company
Zhang Andong	BoD Chairman and General Manager of Lianzhang Menhu
Xiamen Yiju Tianxia Investment Partnership (Limited Partnership)	Shareholder of the Company
Xiamen Qiushi Intelligent Network Equipment Co., LTD	80% owned by Zhang Andong
Fujian Qiushi Intelligent Co., LTD	Share key management team
Xiamen Qiushi Intelligent Network Technology Co., LTD	Share key management team
Zhang Hongwei	Brother in law of Zhang Andong.
Xiamen Rongguang Information Technology Co., Ltd.	95% owned by Zhang Hongwei
Fujian Henduoka Network Technology Co., Ltd.	95% owned by Xiamen Rongguang Information Technology Co., Ltd.
Xiamen Xueyoubang Network Technology Co.	5% hold by Zhang Hongwei
Xiamen Qiushi intelligence software co., LTD	80% owned by Zhang Andong
Xiamen Dongling Weiye investment partnership (limited partnership)	Shareholder of the Company
Xiamen Zhanghui investment co., LTD	Shareholder of Lianzhang New Community Construction and Development (Jiangsu) Co.
Zhang Runzhe	Chief Executive Officer of LZ Technology
Bengbu Yigong Digital Technology Co., Ltd.	Shareholder of the Company

The following table sets forth the major related parties and the Group’s transactions with them for the six months ended June 30, 2024 and 2025:

(a) Purchases from related Parties

Equipment Purchases

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Related Party	(Unaudited)
Xiamen Qiushi Intelligent Network Technology Co., LTD	(439)	(885)
Total	(439)	(885)

Sub-contract cost

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Related Party	(Unaudited)
Xiamen Qiushi Intelligent Network Technology Co., LTD	(130)	-
Fujian Henduoka Network Technology Co., Ltd.	(21)	-
Total	(151)	-

(b) Rent, utilities and cleaning fees

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Related Party	(Unaudited)
Xiamen Qiushi Intelligent Network Equipment Co., LTD	(606)	(108)
Total	(606)	(108)

(c) Related party balances

Accounts payable- a related party

		As of December 31,	As of June 30,
		2024	2025
		RMB	RMB
Related Party	Nature		(Unaudited)
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	Purchase of goods and services	1,089	871
Accounts payable- a related party		1,089	871

Due from related parties

		As of December 31,	As of June 30,
		2024	2025
		RMB	RMB
Related Party	Nature		(Unaudited)
Fujian Qiushi Intelligent Co., Ltd.	Loan to related parties	15,752	7,750
Xiamen Xueyoubang Network Technology Co., Ltd.	Loan to related parties	5,438	2,146
Bengbu Yigong Digital Technology Co., Ltd.	Loan to related parties	571	456
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	Loan to related parties	2,777	741
Zhang Runzhe	Loan to related parties	-	100
Fujian Henduoka Network Technology Co., Ltd.	Loan to related parties	1,194	-
Xiamen Zhanghui investment co., LTD	Share Transfer	3,152	2,127
Bengbu Yigong Digital Technology Co., Ltd.	Service and commodity purchase from related parties	445	445
Xiamen Qiushi Intelligent Network Technology Co., Ltd.	Service and commodity purchase from related parties	-	284
Xiamen Qiushi Intelligent Network Equipment Co., Ltd.	Service and commodity purchase from related parties	129	129
Zhang Runzhe	Expenses paid on behalf of the Group	-	5
Fujian Henduoka Network Technology Co., Ltd.	Fee collection on behalf of the Group	505	-
Total due from related parties		29,963	14,183

Due to related parties

		As of December 31,	As of June 30,
		2024	2025
		RMB	RMB
Related Party	Nature		(Unaudited)
Zhang Andong	Loan from related parties	64	64
Xiamen Qiushi Intelligent Network Equipment Co., LTD	Loan from related parties	84	-
Zhang Andong	Expenses paid on behalf of the Group	-	111
Fujian Qiushi Intelligent Technology Co., Ltd.	Expenses paid on behalf of the Group	1	-
Tianjiu Shared Intelligent Enterprise Service	Service and commodity purchase from related parties	48	48
Xiamen Qiushi Intelligent Network Equipment Co., LTD	Service and commodity purchase from related parties	-	48
Fujian Henduoka Network Technology Co., Ltd.	Service and commodity purchase from related parties	32	-
Amounts due to related parties		229	271

The amount due to a related party are unsecured interest-free and repayable on demand.

(d)	Guarantee

On August 3, 2022, Zhang Andong, Zhang Hongling, Xiamen Lianzhang Media Co.,Ltd and Xiamen Lianzhanghui Intelligent Technology Co.,Ltd. provided joint guarantees for the loans and borrowings of Fujian Qiushi Intelligent from July 25, 2022 to July 25, 2025. The total principal amount of the creditor’s rights does not exceed the credit limit of RMB5,000 provided by the creditor to the debtor (the maximum amount including interest, liquidated damages, compensation and other amounts of the creditor’s rights is RMB7,500).

On August 15, 2022, Fujian Qiushi Intelligent withdrew RMB 5,000 from the line of credit, which was fully repaid. On September 5, 2023, Fujian Qiushi Intelligent borrowed RMB5,000 from Xiamen Bank, within one-year term maturing on September 5, 2024. On September 2, 2024, Fujian Qiushi Intelligent extended the loan again and repaid RMB500, resulting in an outstanding loan balance of RMB4,500 with a new maturity date of July 25, 2025. Repayments of RMB200, RMB150, and RMB150 were made on December 2, 2024, March 2, 2025, and June 2, 2025, respectively. As of June 30, 2025, the outstanding balance of the borrowing amounted to RMB4,000. Subsequent to June 30, 2025, Fujian Qiushi Intelligence repaid the remaining RMB4,000 on July 24, 2025, and the loan was fully settled thereafter.

On November 2, 2022, Zhang Andong, Xiamen Qiushi Intelligent Network Equipment Co., LTD, and Xiamen Lianzhanghui Intelligent Technology Co.,Ltd. provided joint guarantees for the loans and borrowings of Fujian Qiushi Intelligent from November 4, 2022 to November 4, 2025. The total principal amount of the creditor’s rights does not exceed the credit limit of RMB10,000 provided by the creditor to the debtor.

Fujian Qiushi drew RMB10,000 from international Bank under this facility in 2023 and repayments were made as follows: RMB500 on June 6, 2024; RMB500 on September 6, 2024; and RMB9,000 on October 31, 2024. On October 31, 2024, Fujian Qiushi Intelligence renewed its borrowing from the international bank with a new loan of RMB8,500, valid until March 6, 2025. During the six months ended June 30, 2025, Fujian Qiushi Intelligent repaid RMB500 and RMB8,000 to International Bank on February 1, 2025, and March 6, 2025, respectively. On March 6 and March 7, 2025, Fujian Qiushi Intelligence obtained two new loans of RMB4,000 each from International Bank again and repaid RMB500 on June 6, 2025, and another RMB500 on June 7, 2025. Subsequent to June 30, 2025, Fujian Qiushi Intelligence repaid RMB500 each on September 6 and September 7, 2025 and RMB6,000 on November 3,2025. As of the reporting date, the loan has been fully repaid.

On July 18, 2025, Lianzhang Media Co.,Ltd and Xiamen Lianzhang Media Co.,Ltd provided guarantee for the loans and borrowings of Fujian Qiushi Intelligent from July 18, 2025 to July 18, 2035. The total principal amount of the creditor’s rights does not exceed the credit limit of RMB15,600 provided by the creditor to the debtor. On August 29, 2025, Fujian Qiushi drew RMB7,800 from Xiamen Bank under this facility and the maturity date is August 29, 2026.

10.	Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

British Virgin Islands (“BVI”)

Dongrun Technology is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Dongrun Technology is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for the six months ended June 30, 2024 and 2025, respectively, as it did not have assessable profit during the periods presented.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.”

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and (4) 50% or more of voting board members or senior executives habitually reside in the PRC.

Based on a review of surrounding facts and circumstances, the Group does not believe that it should be considered as a resident enterprise for the PRC tax purposes for the six months ended June 30, 2024 and 2025. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that the Group is a PRC resident enterprise for enterprise income tax purposes, the Group could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income, and the Group may be required to withhold a 10% withholding tax from dividends it pays to the shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Furthermore, if the Group is deemed a PRC resident enterprise, dividends payable to non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of the Group would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Group is treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in ordinary shares.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2024, except for Lianzhang Digital Marketing Planning (Xiamen) Co., Ltd. (subsidiary of Lianzhang Digital Technology (Xiamen) Co., Ltd), Lianzhang Menhu (Zhejiang) Holding Co., Ltd. and Lianzhang Portal Network Technology Co., the remaining subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The components of income tax expense for the six months ended June 30, 2024 and 2025 are as follows::

	For the six months ended June 30,
	2024	2025
	RMB	RMB
	(Unaudited)
Current income tax expenses	112	11
Deferred income tax expenses	2,500	1,291
Total	2,612	1,302

A reconciliation of the actual income tax expense to the amount computed by applying the PRC statutory income tax rate of 25% to (income) loss before tax is as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB
	(Unaudited)
(Income)/loss before income tax	(4,795)	42,353
Expected taxation at PRC statutory tax rate	1,199	(10,588)
Parent-subsidiary tax rate differential	-	9,285
Effect of tax rate differences	(1,496)	(61)
Additional deduction for R&D expenses	(530)	(383)
Impact of tax rate change on deferred taxes	1,049	2,602
Non-deductible expenses	8	18
Prior year income tax differences	-	2
Change in valuation allowance	2,382	427
Income tax expenses	2,612	1,302

The components of deferred tax assets and liabilities as of December 31, 2024 and June 30, 2025 are as follows:

Deferred Tax Assets:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Deferred tax assets:
Net operating loss carryforward	31,334	31,234
Advertisement expense	37	37
Impairment/disposal of property and equipment	6,954	7,071
Deferred revenue	7,385	7,385
GAAP difference-others	(172)	(57)
Allowance for credit losses	517	797
Net deferred tax liabilities offset	(3,517)	(3,501)
Less: Valuation allowance	(42,538)	(42,966)
Total deferred tax assets, net	-	-

Deferred Tax Liabilities:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Unbilled revenue	(4,143)	(5,418)
Total deferred tax liabilities	(4,143)	(5,418)
Deferred tax assets offset	3,517	3,501
Net deferred tax liabilities	(626)	(1,917)

The Group operates through subsidiaries and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a cumulative financial loss position and are not forecasting profits in the near future as of December 31, 2024 and June 30, 2025. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The Group has recognized a valuation allowance of RMB42,538 and RMB42,966 as of December 31, 2024 and June 30, 2025, respectively.

Changes in valuation allowance are as follows:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(Unaudited)
Beginning balance	41,378	42,538
Additions	3,916	1,677
Decreases	(2,756)	(1,249)
Ending balance	42,538	42,966

As of June 30, 2025, net operating loss (“NOL”) carryforwards from PRC will expire, if unused, in the following amounts:

NOL Carryforward
Expiry Year	(RMB in thousands)
2026	3,884
2027	16,745
2028	12,369
2029	19,715
2030	55,954
2031	9,223
2032	18,311
2033	12,022
2034	14,086
2035	3,154
Total	165,463

As of December 31, 2024 and June 30, 2025, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2024 and 2025, the Group did not have any significant interest or penalties associated with uncertain tax positions. As of June 30, 2025, the Group’s PRC subsidiaries are subject to examination by the PRC tax authorities for tax years from December 31, 2018 through December 31, 2024.

11.	Equity

Ordinary shares

On June 23, 2023, the Company issued 63,871,650 ordinary shares, comprised of (i) 9,589,248 Class A ordinary shares of par value US$0.0001 each and (ii) 54,282,402 Class B ordinary shares of par value US$0.0001 each. The issuance on June 23, 2023 and the share reorganization on June 23, 2023 were considered as being part of the reorganization of the Group completed on August 18, 2023.

In May 2024, Dongling Technology Co., Ltd. (“Dongling Technology”) acquired 3.15% equity interest of Lianzhang Portal from Wuxi Xinqu Fin-tech Venture Capital Co., Ltd., one of the minority shareholders of Lianzhang Portal at the consideration of RMB 23,692. In May 2024, Dongling Technology transferred 3.15% of equity interest of Lianzhang Portal to LZ Menhu.

On May 24, 2025, the Group issued (i) 311,915 shares of Class A Ordinary Shares and (ii) 1,824,185 shares of Class B Ordinary Shares to LZ Holdings.

Upon completion of the acquisition, the Company controls 96.85% equity interest of Lianzhang Portal. Changes in controlling ownership interest that do not result in a loss of control of the subsidiary are accounted for in accordance with ASC 810, Any difference between the consideration paid by the parent to a non-controlling interest shareholder and the adjustment to the carrying amount of the non-controlling interest in the subsidiary is recognized directly in equity (i.e. additional paid-in capital) and attributable to the controlling interest.

On July 15, 2024, the Company effected a subdivision of each of its existing issued and unissued Ordinary Shares with a par value of $0.0001 each into four (4) shares with a par value of $0.000025 each. As a result of the Share Subdivision, the authorized share capital of the Company became $50,000 divided into 2,000,000,000 Ordinary Shares, consisting of 80,000,000 Class A Ordinary Shares and 1,920,000,000 Class B Ordinary Shares, with a par value of $0.000025 each. Additionally, the total number of the Company’s issued and outstanding Class A Ordinary Shares increased from 9,901,163 shares to 39,604,652 shares and issued and outstanding Class B Ordinary Shares increased from 56,106,587 shares to 224,426,348.

Immediately upon the completion of the Share Subdivision, the shareholders of the Company surrendered the following Ordinary Shares for no consideration and for cancellation: (i)17,104,652 Class A Ordinary Shares surrendered by LZ Holdings; (ii) 23,549,935 Class B Ordinary Shares surrendered by LZ Holdings; (iii) 10,779,690 Class B Ordinary Shares surrendered by BJ Tojoy Shared Enterprise Consulting Ltd; (iv) 25,913,094 Class B Ordinary Shares surrendered by Vanshion Investment Group Limited; (v)29,268,824 Class B Ordinary Shares surrendered by Youder Investment Group Limited; (vi) 2,175,444 Class B Ordinary Shares surrendered by Sing Family Investment Limited; and (vii) 5,239,361 Class B Ordinary Shares surrendered by Kim Full Investment Company Limited.

Upon the completion of the Share Surrender, the total number of issued and outstanding Class A Ordinary Shares of the Company was reduced from 39,604,652 to 22,500,000 shares and the total number of issued and outstanding Class B Ordinary Shares was reduced from 224,426,348 to 127,500,000. The ownership percentages of the Company’s shareholders remained the same after the Share Subdivision and Share Surrender. The Company has retrospectively reflected the Share Subdivision and Share Surrender in the consolidated financial statements in this report.

On February 28, 2025, the Group successfully completed its initial public offering (“IPO”) of 1,800,000 Class B ordinary shares at a price of US$4.00 per share, raising gross proceeds of US$7.2 million. Following the completion of the IPO, the new Articles of Association came into effect, under which the total authorized Class B Ordinary Shares decreased from 1,920,000,000 to 1,880,000,000 shares, while the remaining 40,000,000 shares are not designated as either Class A or Class B.

In connection with the offering, the Group granted the underwriters an over-allotment option (greenshoe mechanism) to purchase up to an additional 270,000 Class B ordinary shares to cover over-allotments, if any. On March 11, 2025, the underwriters fully exercised this option at the same offering price of US$4.00 per share, generating additional gross proceeds of US$1.08 million. In total, the Group issued 2,070,000 Class B ordinary shares through the IPO and the full exercise of the over-allotment option, raising aggregate gross proceeds of US$8.28 million. After deducting underwriting discounts, commissions, and other offering expenses, the Group received net proceeds of approximately US$6.36 million.

As of June 30, 2025, there are 22,500,000 Class A Ordinary Shares and 129,570,000 Class B Ordinary Shares issued and outstanding.

Restricted net assets

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and June 30, 2025, the amount of restricted net assets, including paid-in capital and additional paid-in capital of the Company’s subsidiaries, was RMB 220.3 million and RMB 266.6 million, respectively.

12.	Commitments and contingencies

(a)	Operating lease commitments

As of June 30, 2025, there were no unconditional purchase obligations, such as future lease payment under non-cancelable agreements, that have not been recognized on the balance sheet.

(b)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no significant pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these consolidated financial statements.

(c)	Unconditional purchase obligations

For the Retail Sales vertical, the Group entered into agreement with unconditional purchase obligations with suppliers. Details were as follows:

Products	Minimum purchase amounts	Period for completion
	RMB’000
Hotel rooms	16,870	From January 1,2025 to December 31, 2025
Hotel rooms	9,000	From May 6,2025 to December 31, 2025
Hotel rooms	5,200	From March 25,2025 to December 31, 2025
Hotel rooms	4,500	From March 1,2025 to December 31, 2025

As of June 30, 2025, the Group had fulfilled purchase amounts of vouchers of hotel service amounting to RMB 18,897.

13.	Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2024 and June 30, 2025, the aggregate amount of cash of RMB4,150 and RMB15,937 respectively, was held at major financial institutions in mainland PRC, of these the restricted funds amount to RMB208 was held at major financial institutions in mainland PRC, where there RMB500 deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Group primarily places cash deposits with large financial institutions in the PRC. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them, The Group establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Percentage of the Group’s accounts receivables
Customer A	20%	*
Customer B	*	20%

*	Represented the percentage below 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Percentage of the Group’s total revenue
Customer A	15%	*
Customer B	*	23%
Customer C	*	11%

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Percentage of the Group’s total purchase
Supplier A	18%	34%
Supplier B	16%	18%
Supplier C	*	11%
Supplier D	*	10%
Supplier E	*	10%
Supplier F	15%	-

*	Represented the percentage below 10%

	As of December 31,	As of June 30,
	2024	2025
		(Unaudited)
Percentage of the Group’s accounts payable
Supplier A	27%	39%
Supplier B	11%	15%
Supplier D	*	10%
Supplier E	21%	10%
Supplier C	13%	*

*	Represented the percentage below 10%

14.	Subsequent events

The Group has evaluated subsequent events through November 21, 2025, the date of issuance of the unaudited condensed consolidated financial statements, except for the events mentioned below, the Group did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.

Acquisition of a Controlling Interest

On July 1, 2025, the Group entered into an equity transfer agreement and obtained the shareholder approval to acquire 51% equity interest in Fujian Meilishuo International Travel Agency Co., Ltd. (“Meilishuo”) for a total consideration of RMB2,550.

New bank borrowings

Subsequent to June 30, 2025, the Group entered into three new borrowings totaling RMB30,000 with Bank of China. Specifically, the Group obtained borrowings of RMB10,000 from Huzhou Branch on July 24, 2025, RMB10,000 from Xiamen Branch on August 13, 2025, and RMB10,000 from Xiamen Branch on September 9, 2025, each with a one-year term and annual interest rates ranging from 2.6% to 2.8%.

Guarantees Provided to a Related Party

On July 18, 2025, Xiamen Lianzhang Media Co.,Ltd and Lianzhang Media Co., Ltd. entered into two guarantee agreements to provide guarantees for Fujian Qiushi Intelligent in connection with its bank credit facilities obtained from Xiamen Bank Co., Ltd. The credit limits under the two facilities were RMB13,000 and RMB2,600, respectively, with corresponding maximum guaranteed amounts (including principal, interest, liquidated damages, compensation and other related amounts) of RMB9,750 and RMB1,950, respectively. Both credit facilities and the related guarantees are effective from July 18, 2025 to July 18, 2035.

Incorporation of a New Subsidiary

On September 26, 2025, Lianzhang Life Services Co., Ltd., a subsidiary of the Group, jointly established Huzhou Lianzhang Youpin Supply Chain Co., Ltd. in the PRC with five third-party investors. Lianzhang Life Services Co., Ltd. holds a 51% equity interest in the new entity, whose principal business includes supply chain management services and retail services.

Share-based Compensation

On August 6, 2025, the Group granted share-based compensation awards covering a total of 5,950,000 ordinary shares.

Acquisition of a long-term investment

In June 2025, the Group entered into an agreement with Mimus Technology to acquired 2.5% equity interest in Mimus Technology for a total consideration of RMB5,000. As of June 30, 2025, the Group had made an initial payment of RMB2,500, and the remaining RMB2,500 was paid following the completion of the relevant registration formalities in September 2025, upon which the Group obtained the 2.5% equity interest in Mimus Technology.